Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended (Dollar in thousand)
	March 1, 2003 (52 Weeks)	March 2, 2002 (52 Weeks)	March 3, 2001 (53 Weeks)	February 26, 2000 (52 Weeks)	February 27, 1999 (52 Weeks)
Fixed Charges:
Interest expense	$330,020	$396,064	$649,926	$542,028	$274,826
Interest portion of net rental expense (1)	189,463	182,260	159,066	146,852	139,104
Fixed charges before capitalized interest and preferred stock dividend requirements	519,483	578,324	808,992	688,880	413,930
Preferred stock dividend requirement (2)	49,540	42,354	42,445	15,554	965
Capitalized interest	301	806	1,836	5,292	7,069
Total fixed charges	$569,324	$621,484	$853,273	$709,726	$421,964
Earnings:
Loss from continuing operations before income taxes, extraordinary item and cumulative effect of accounting charge	$(167,644)	$(772,837)	$(1,282,807)	$(1,123,296)	$(665,040)
Share of loss from equity method investees	—	12,092	36,675	15,181	448
Preferred stock dividend requirement	(49,540)	(42,354)	(42,445)	(15,554)	(965)
Fixed charges before capitalized interest	569,023	620,678	851,437	704,434	414,895
Total adjusted earnings (loss)	351,839	(182,421)	(437,140)	(419,235)	(250,662)
Earnings to fixed charges, deficiency	$(217,485)	$(803,905)	$(1,290,413)	$(1,128,961)	$(672,626)

(1)	The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.
(2)	The preferred stock divided requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.